Letter of Resignation

QMIS TBS CAPITAL GROUP CORP

Dato Sri Chin Yung Kong,

55-6, The Boulevard Office,

Lingkaran Syed Putra, Mid Valley City,

59200 Kuala Lumpur, Malaysia

5th October 2023,

Dear Dato Sri Chin Yung Kong,

I am emailing you to formally tender my resignation as Director at QMIS TBS CAPITAL GROUP CORP. My last day in company will take effect on 6th of November, after serving my notice period.

I am grateful for the opportunities and experiences the company has given me throughout the years. I truly appreciate all the valuable skills that I 've acquired during my time at QMIS TBS CAPITAL GROUP CORP, all of which I will take with me throughout my career.

I wish the business success in the future.

Sincerely,

/s/ Chin Hua Fung

CHIN HUA FUNG